CHOICE ONE COMMUNICATIONS INC.


                               FILING TYPE: SC13G

                 DESCRIPTION: STATEMENT OF BENEFICIAL OWNERSHIP
                          FILING DATE: FEBRUARY 6, 2001
                          PERIOD END: DECEMBER 31, 2000

                            PRIMARY EXCHANGE: NASDAQ
                                  TICKER: CWON


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  --------------------------------------------
                                  SCHEDULE 13G
                  --------------------------------------------
             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         CHOICE ONE COMMUNICATIONS INC.
                                (NAME OF ISSUER)

                           COMMON STOCK $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   17038P 10 4
                                 (CUSIP NUMBER)

                                FEBRUARY 16, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1 (b)
[ ]     Rule 13d-1 (c)
[x]     Rule 13d-1 (d)


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                                      -3-


CUSIP NO. 17038P 10 4                  13G                     Page 2 of 4 pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Steve M. Dubnik

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:  (a) [ ]
                                                             (b) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         U.S.A.

         NUMBER OF SHARES             5. SOLE VOTING POWER:           2,250,253*
         BENEFICIALLY OWNED           6. SHARED VOTING POWER:
         BY EACH REPORTING PERSON     7. SOLE DISPOSITIVE POWER:      2,250,253*
         WITH                         8. SHARED DISPOSITIVE POWER:

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,250,253*

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES: [   ]

10.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
         5.9%

11.      TYPE OF REPORTING PERSON:
         IN

* Includes 708,485 shares of common stock held by the Dubnik Family Limited Partnership of which Mr. Dubnik is the sole general partner. Mr. Dubnik disclaims beneficial ownership of such shares.


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CUSIP NO. 17038P 10 4                13G                       Page 3 of 4 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                         CHOICE ONE COMMUNICATIONS INC.
                                (Name of Company)


ITEM 1(A).        NAME OF ISSUER:
                  Choice One Communications Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  100 Chestnut Street, Suite 600, Rochester, NY  14604

ITEM 2(A).        NAME OF PERSON FILING:
                  Choice One Communications Inc.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  100 Chestnut Street, Suite 600, Rochester, NY  14604

ITEM 2(C)         CITIZENSHIP OR PLACE OF ORGANIZATION:
                  U.S.A.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:
                  Common Stock $.01 par value

ITEM 2(E)         CUSIP NUMBER:
                  17038P 10 4

ITEM (3) IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2 (b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                   (a) [ ] Broker or Dealer registered under Section 15 of the
                           Securities Exchange Act of 1934 (the "Act")
                   (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                   (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
                   (d) [ ] Investment Company registered under Section 8 of the
                           Investment Company Act of 1940.
                   (e) [ ] An investment adviser in accordance with Rule 13d-1
                           (b)(1)(ii)(E);
                   (f) [ ] An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);
                   (g) [ ] A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);
                   (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                   (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                   (j) [ ] A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


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                                      -5-

CUSIP NO. 17038P 10 4                13G                       Page 4 of 4 pages

ITEM 4.           OWNERSHIP

                  (A) AMOUNT BENEFICIALLY OWNED:
                      2,250,253* Common Stock $.01 par value

                  (B) PERCENT OF CLASS:
                      5.9%

                  (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                     (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE:
                           2,250,253* Common Stock $.01 par value

                     (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:
                           None.

                     (iii) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:
                           2,250,253* Common Stock $.01 par value

                     (iv)  SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:
                           None.

* Includes 708,485 shares of common stock held by the Dubnik Family Limited Partnership of which Mr. Dubnik is the sole general partner. Mr. Dubnik disclaims beneficial ownership of such shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
         Not applicable.

ITEM 6.  OWNERSHIP OF FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
         Not applicable.

ITEM 10. CERTIFICATION.
         Not applicable.

SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2001             /s/Steve M. Dubnik
                                     -------------------------------------------
                                                  Steve M. Dubnik*

* Mr. Dubnik is Chairman & CEO of the Issuer